SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                (Amendment No. 2)

                                 PETsMART, Inc.
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                    716768106
                                 (CUSIP Number)


                                Gerard Freiszmuth
                                  Carrefour SA
                           6, avenue Raymond Poincare
                                    BP 419.16
                              75769 Paris Cedex 16
                                33 1 53 70 19 00
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                                  John A. Healy
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000

                                  June 24, 2002
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

------------------------                                 -----------------------
CUSIP No. 716768106                   13D                           Page 2 of 45
------------------------                                 -----------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        Fourcar BV
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             OO
------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             THE NETHERLANDS
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER

                                           0
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER

                                           13,182,584
                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           13,182,584
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        13,182,584 shares
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        9.9%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        CO
------------ -------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP No. 716768106                   13D                           Page 3 of 45
------------------------                                 -----------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        Carrefour SA
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             OO
------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             FRANCE
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER

                                           0
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER

                                           13,182,584
                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           13,182,584
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        13,182,584 shares
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        9.9%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        CO
------------ -------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP No. 716768106                   13D                           Page 4 of 45
------------------------                                 -----------------------
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        Fourcar Belgium SA
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|X|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS

             OO
------------ -------------------------------------------------------------------
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             BELGIUM
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER

                                           0
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER

                                           13,182,584
                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           13,182,584
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        13,182,584 shares
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        9.9%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        CO
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D



Item 1.           Security and Issuer.

This Amendment No. 2 (this "Amendment") amends the Schedule 13D that was previously filed on July 8, 1996 by Carrefour SA and Fourcar SA, as amended by Amendment No. 1 thereto filed on November 9, 1998, and relates to the common stock, par value $.0001 per share (the "Common Stock") of PETsMART, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined in this Amendment have the same meaning as set forth in the Schedule 13D as previously amended.

Item 2.           Identity and Background.

Item 2 hereby is amended by replacing it in its entirety with the following:

This Amendment is being filed jointly by Carrefour SA ("Carrefour"), Fourcar SA ("Fourcar") and Fourcar Belgium SA ("Fourcar Belgium"). Those three companies are sometimes referred to in this Amendment as the "Reporting Persons". Fourcar and Fourcar Belgium are indirect wholly owned subsidiaries of Carrefour.

Carrefour is the parent company for a group that owns the second-largest retailing business in the world, operating more than 9,200 stores in 30 countries. The address of the principal business and principal office of Carrefour is 6 avenue Raymond Poincare, BP 419.16, 75769 Paris Cedex 16, France. Fourcar is a holding company that manages investments for Carrefour. The address of the principal business and principal office of Fourcar is Gebouw Spring, Overschiestraat 186-D, 1062 XI Amsterdam, The Netherlands. Fourcar Belgium is a holding company that purchases, sells and manages transferable securities. The address of the principal business and principal office of Fourcar Belgium is 19 avenue Emile de Mot, 1000 Brussels, Belgium.

Information regarding the identity and background of each executive officer and director of Carrefour, Fourcar and Fourcar Belgium is set forth on Schedule I attached to this Amendment.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 hereby is amended by adding the following:

As a result of the transactions contemplated by the Merger Agreement, Fourcar Belgium became the successor to Lacomble Financiere SA, a subsidiary of DN, and thereby became the direct holder of 3,519,566 shares of Common Stock.

Item 4.           Purpose of the Transaction.

Item 4 hereby is amended by adding the following:

Carrefour intends to liquidate its entire position in the Issuer's Common Stock. The disposition of the Issuer's Common Stock is consistent with Carrefour's decision to concentrate on its core activities: hypermarkets, supermarkets and hard discount stores. Carrefour is continuing to review the most efficient way to complete the liquidation, but presently expects to do so by means of an underwritten public offering that would be effected pursuant to a registration statement filed by the Issuer pursuant to the Securities Act of 1933.

The Issuer has agreed to cooperate with Carrefour and its subsidiaries in filing the registration statement and taking other actions to facilitate the offering that Carrefour is considering.

Item 5.           Interest in Securities of the Issuer.

Item 5 hereby is amended by adding the following:

As of the date of this Amendment, the Reporting Persons are the beneficial owners of an aggregate of 13,182,584 shares of Common Stock, which represents approximately 9.9% of the Common Stock outstanding (based on the 133,356,220 shares of Common Stock reported to be outstanding on April 29, 2002 in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on May 13, 2002).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 hereby is amended by adding the following:

Carrefour and the Issuer have executed a letter agreement, dated June 25, 2002 (the "Letter Agreement") pursuant to which, among other things, the Issuer has agreed to file a registration statement pursuant to the Securities Act of 1933 and to take certain other actions to facilitate an underwritten public offering and sale of all the shares of Common Stock owned by Carrefour and its subsidiaries.

The full text of the Letter Agreement is set forth in Exhibit 7.1 to this Amendment and incorporated herein by reference.

Item 7.           Exhibits.

Letter Agreement, dated as of June 25, 2002, between the Issuer and Carrefour (filed as Exhibit 7.1 to this Amendment No. 2).

Agreement  of Joint  Filing,  dated as of June 20,  2002,  among  Carrefour  SA,
Fourcar BV and Fourcar  Belgium SA (filed as Exhibit 7.2 to this  Amendment  No.
2).

Power of Attorney, dated as of June 19, 2002 (filed as Exhibit 7.3 to this Amendment No. 2).

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



  Dated:  June 25, 2002

                                    CARREFOUR SA



                                    By:      /s/ Gerard Freiszmuth
                                       -----------------------------------------
                                         Name: Gerard Freiszmuth
                                         Authorized Signatory


Dated:  June 25, 2002

                                    FOURCAR BV



                                    By:      /s/ Antonio Jodar
                                        -------------------------------
                                         Name: Antonio Jodar
                                         Authorized Signatory


Dated:  June 25, 2002
                                    FOURCAR BELIGIUM SA



                                    By:      /s/ Antonio Jodar
                                        -------------------------------
                                         Name: Antonio Jodar
                                         Authorized Signatory

                                 EXHIBITS INDEX


   Exhibit No.                       Description

     7.1 Letter Agreement, dated as of June 25, 2002, between PETsMART, INC. and Carrefour SA.

     7.2 Agreement of Joint Filing, dated as of June 20, 2002, among Carrefour SA, Fourcar BV and Fourcar Belgium SA.

     7.3       Power of Attorney, dated as of June 19, 2002.

                                   SCHEDULE I



                       INFORMATION REGARDING THE DIRECTORS
                            AND EXECUTIVE OFFICERS OF
                                  CARREFOUR SA



     Set forth in the table below are the names and citizenships and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the executive officers and directors of Carrefour SA. Except as otherwise indicated, each person named below is employed by Carrefour SA.



                                                                                       Country of
Name                         Business Address               Principal Occupation       Citizenship
----                         ----------------               --------------------       -----------
Daniel BERNARD               6 avenue Raymond Poincare      Chairman and Chief         FRANCE
                             75769 Paris Cedex 16           Executive Officer of
                                                            Carrefour

Jacques BADIN                6 avenue Raymond Poincare      Private investor           FRANCE
                             7569 Paris Cedex 16

Alain BESSECHE               6 avenue Raymond Poincare      Director                   FRANCE
                             7569 Paris Cedex 16

Christian BLANC              6 avenue Raymond Poincare      Independent Director       FRANCE
                             7569 Paris Cedex 16

Herve DEFFOREY               6 avenue Raymond Poincare      Private Investor           FRANCE
                             7569 Paris Cedex 16

Phillips FORIEL-DESTEZET     Adecco SA                      Independent Director       FRANCE
                             1275 Cheserex                  Chief Executive Officer
                             Suisse                         of Adecco SA

Paul-Louis HALLEY            6 avenue Raymond Poincare      Private Investor           FRANCE
                             7569 Paris Cedex 16

Robert HALLEY                6 avenue Raymond Poincare      Private Investor           FRANCE
                             7569 Paris Cedex 16

Franois HENROT               6 avenue Raymond Poincare      Independent Director       FRANCE
                             7569 Paris Cedex 16


                                                                                       Country of
Name                         Business Address               Principal Occupation       Citizenship
----                         ----------------               --------------------       -----------
Carlos MARCH                 Corparacion Financiera Alba    President, Banca March     SPAIN
                             Boulevard du Prince Henri      and Corporacion
                             Luxembourg                     Financiera Alba

Joel SAVEUSE                 6 avenue Raymond Poincare      Director                   FRANCE
                             7569 Paris Cedex 16


                                   SCHEDULE I



                       INFORMATON REGARDING THE DIRECTORS
                            AND EXECTUIVE OFFICERS OF
                                   FOURCAR BV



     Set forth in the table below are the names and citizenships and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the executive officers and directors of Fourcar BV. Except as otherwise indicated, each person named below is employed by Fourcar BV.



                                                                                                    Country of
Name                            Business Address             Principal Occupation                   Citizenship
----                            ----------------             --------------------                   -----------
Jean Pierre AUDEBOURG           19 avenue Emile de Mot       Group Treasurer                        France
                                1000 Brussels
                                Belgium

Jose Luis DURAN SCHULZ          6 avenue Raymond Poincare    Chief Financial Officer of the         Spain
                                75769 Paris Cedex 16         Group Carrefour

Etienne VAN DYCK                6 avenue Raymond Poincare    Secretary General of the Group         Belgium
                                75769 Paris Cedex 16         Carrefour
                                                             Secretary of the Board of Directors

Bernard CARREL BILLIARD         6 avenue Raymond Poincare    Legal Director Corporate               France
                                75769 Paris Cedex 16


                                   SCHEDULE I



                       INFORMATION REGARDING THE DIRECTORS
                            AND EXECUTIVE OFFICERS OF
                               FOURCAR BELGIUM SA



     Set forth in the table below are the names and citizenships and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the executive officers and directors of Fourcar Belgium SA. Except as otherwise indicated, each person named below is employed by Fourcar Belgium SA.


                                                                                                    Country of
Name                            Business Address             Principal Occupation                   Citizenship
----                            ----------------             --------------------                   -----------
Jean Pierre AUDEBOURG           19 avenue Emile de Mot       Group Treasurer                        France
                                1000 Brussels
                                Belgium

Jose Luis DURAN SCHULZ          6 avenue Raymond Poincare    Chief Financial Officer of the         Spain
                                75769 Paris Cedex 16         Group Carrefour

Etienne VAN DYCK                6 avenue Raymond Poincare    Secretary General of the Group         Belgium
                                75769 Paris Cedex 16         Carrefour
                                                             Secretary of the Board of Directors


                                                                     EXHIBIT 7.1



                                  CARREFOUR SA
                           6, avenue Raymond Poincare
                                    BP 419.16
                              75769 Paris Cedex 16


June 25, 2002


PETsMART, Inc.
19601 North 27th Avenue
Phoenix, Arizona  85027

Attention:        Philip L. Francis
                  Chairman of the Board and
                  Chief Executive Officer

Dear Mr. Francis:

Reference is made to the Series H Preferred Stock Purchase Agreement, dated as of September 8, 1991, between PETsMART, Inc. (the "Company") and the persons and entities listed on the Schedule of Purchasers attached thereto (the "Purchase Agreement"). For convenient reference, a copy of the Purchase Agreement is attached to this letter agreement. The Purchase Agreement contains provisions providing for registration rights for the purchasers of the Company's Series H Preferred Stock named in that Purchase Agreement, who include Fourcar BV, a wholly owned subsidiary of Carrefour SA ("Carrefour"), and S.A. De Noyange, which was merged with and into Carrefour in 1998.

This letter confirms our agreement that the Company will file a registration statement on Form S-3 under the Securities Act of 1933 that covers the offer and sale of shares to be issued by the Company, which will comprise the entire amount to be dedicated to the underwriters' over-allotment option plus an amount that when aggregated with the over-allotment shares is no more than 3,500,000 shares, and all of the 13,182,584 shares of common stock of the Company owned by Carrefour (directly or through subsidiaries) (the "Carrefour Shares") in a firm commitment underwritten offering to be made through the underwriters we have jointly selected. The Company has advised Carrefour that the Company will not include, pursuant to a registration rights agreement or otherwise, any other shares in the registration statement to be filed.

The Company agrees to cooperate fully in all marketing efforts customary for underwritten offerings by issuers, including participating in a "road show." Additionally, Section 14 (Registartion Expenses) of the Purchase Agreement shall apply to the proposed offering as if the proposed offering were a Piggyback Registartion and Section 13 (Registration Procedures) and Section 15 (Indemnification) of the Purchase Agreement shall also apply to the proposed offering, in each case, to the same extent as if (i) those provisions were set forth in full in this letter agreement, (ii) all of the Carrefour Shares were covered by the Purchase Agreement and, (iii) Section 13, 14 and 15 of the Purchase Agreement were implicated by a request to include the Carrefour Shares in the Company's registration statement.

This letter agreement shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of law thereof.

If the foregoing correctly sets forth your understanding of our agreement, kindly so indicated by signing in the space provided below.

                                                Very truly yours,


                                                CARREFOUR SA


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:


Agreement confirmed:
-------------------

PETsMART, Inc.


By:
   ---------------------------
Name:
Title:

                                  PETsMART Inc.

                   SERIES H PREFERRED STOCK PURCHASE AGREEMENT

                                September 8, 1991

                                TABLE OF CONTENTS

                                                                            Page

1.   Authorization of the Series H Preferred Stock.............................1

2.   Purchase and Sale of the Series H Preferred...............................1

3.   The Closing...............................................................1

4.   Conditions of each Purchaser's Obligation at the Closing..................1

     4.1      Representations and Warranties...................................1

     4.2      Amendment and Restatement of Certificate of Incorporation........1

     4.3      Qualifications; Legal Investment.................................1

     4.4      Opinion of the Company's Counsel.................................2

     4.5      Closing Documents................................................2

     4.6      Proceedings......................................................2

5.   Conditions of the Company's Obligations at the Closing....................2

     5.1      Representations and Warranties...................................2

     5.2      Performance of Obligations.......................................2

     5.3      Amendment and Restatement of Certificate of Incorporation........2

     5.4      Waiver of Right of First Refusal.................................2

     5.5      Consent to Grant of Registration Rights..........................3

     5.6      Registration Rights Agreement....................................3

     5.7      Qualifications, Legal Investment.................................3

6.   Covenants of the Company..................................................3

     6.1      Financial Statements and Other Information.......................3

     6.2      Inspection of Property...........................................5

     6.3      Participation in Initial Public Offering.........................5

     6.4      Current Public Information.......................................5

7.   Transfer of Restricted Securities.........................................5

8.   Representations and Warranties of the Company.............................6

     8.1      Organization and Corporate Power.................................6

     8.2      Capital Stock and Related Matters................................6

     8.3      Subsidiaries.....................................................7

     8.4      Authorization; No Breach.........................................7

     8.5      Financial Statements.............................................8

     8.6      Absence of Undisclosed Liabilities...............................8

     8.7      No Material Adverse Change.......................................8

     8.8      Absence of Certain Developments..................................8

     8.9      Assets...........................................................9

     8.10     Tax Matters.....................................................10

     8.11     Contracts and Commitments.......................................10

     8.12     Trademarks and Trade Secrets....................................10

     8.13     Litigation, etc.................................................10

     8.14     Brokerage.......................................................10

     8.15     Governmental Consent, etc.......................................11

     8.16     Insurance.......................................................11

     8.17     Employees and ERISA.............................................11

     8.18     Compliance with Laws............................................11

     8.19     Disclosure......................................................11

     8.20     Closing Date....................................................12

9.   Covenants of the Purchasers..............................................12

     9.1      Standstill Agreement............................................12

     9.2      U.S. Commerce Department Filings................................12

     9.3      Hart-Scott-Rodino Act...........................................12

10.  Series H Demand Registrations............................................12

     10.1     Requests for Registration.......................................12

     10.2     Registrations...................................................12

     10.3     Priority on Series H Demand Registrations.......................13

     10.4     Restrictions on Series H Demand Registrations...................13

     10.5     Selection of Underwriters.......................................13

     10.6     Other Registration Rights.......................................13

11.  Piggyback Registrations..................................................13

     11.1     Right to Piggyback..............................................13

     11.2     Piggyback Expenses..............................................14

     11.3     Priority on Primary Registrations...............................14

     11.4     Priority on Secondary Registrations.............................14

     11.5     Selection of Underwriters.......................................14

     11.6     Other Registrations.............................................14

12.  Holdback Agreement.......................................................15

     12.1     Holder Standstill...............................................15

     12.2     Company Standstill..............................................15

13.  Registration Procedures..................................................15

14.  Registration Expenses....................................................16

     14.1     Company Expenses................................................16

     14.2     Expenses Reimbursed to Selling Shareholders.....................17

     14.3     Expenses Borne by Selling Shareholders..........................17

15.  Indemnification..........................................................17

     15.1     Company's Indemnification.......................................17

     15.2     Stockholder's Indemnification...................................17

     15.3     Notice and Defense..............................................18

     15.4     Full Force and Effect...........................................18

16.  Participation in Underwritten Registrations..............................18

17.  Definitions..............................................................18

18.  Miscellaneous............................................................20

     18.1     Expenses........................................................20

     18.2     Remedies........................................................20

     18.3     Purchaser Representations.......................................20

     18.4     Consent to Amendments...........................................21

     18.5     Survival of Representations and Warranties......................22

     18.6     Successors and Assigns..........................................22

     18.7     Severability....................................................22

     18.8     Counterparts....................................................22

     18.9     Descriptive Headings............................................22

     18.10    Governing Law...................................................22

     18.11    Notices.........................................................22

Schedule of Exceptions

Schedule of Purchasers


Exhibit A - Restated Certificate of Incorporation

Exhibit B - Opinion Letter of Cooley Godward Castro Huddleson & Tatum

Exhibit C - Restated Registration and First Refusal Rights Agreement

                                 PETsMART, Inc.


                   SERIES H PREFERRED STOCK PURCHASE AGREEMENT

     THIS AGREEMENT is made as of September 8th, 1991 between PETsMART Inc., a Delaware corporation (the "Company"), and the persons and entities listed on the Schedule of Purchasers attached hereto (each individually a "Purchaser" and collectively the "Purchasers"). Except as otherwise indicated, capitalized terms used herein are defined in paragraph 17 hereof.

     The parties hereto agree as follows:

     1. Authorization of the Series H Preferred Stock. The Company will authorize the issuance and sale to the Purchasers of up to 5,000,000 shares of its Series H Preferred Stock (the "Series H Preferred") having the rights and preferences set forth in Exhibit A attached hereto. The Series H Preferred is convertible into shares of the Company's Common Stock, par value $.00001 per share (the "Common Stock").

     2. Purchase and Sale of the Series H Preferred. Subject to the terms and conditions set forth herein, the Company will sell to each Purchaser and each Purchaser will purchase from the Company the number of shares of the Series H Preferred specified opposite such Purchaser's name on the Schedule of Purchasers, at a price of $3.00 per share.

     3. The Closing.

     The closing of the purchase and sale of the Series H Preferred (the "Closing") will take place at the offices of Cooley Godward Castro Huddleson & Tatum, Five Palo Alto Square, Fourth Floor, Palo Alto, California, at 1:30 p.m. California time on September 19, 1991, or at such other place, date and time as may be mutually agreeable to the Company and a majority in interest of the Purchasers. At the Closing, the Company will deliver to each Purchaser certificates evidencing the number of shares of Series H Preferred to be purchased by such Purchaser, as set forth on the Schedule of Purchasers, registered in such Purchaser's or its nominee's name, upon payment of the purchase price thereof by check payable to the Company in immediately available funds, or by wire transfer of immediately available funds to the account of the Company, in the amount set forth opposite such Purchaser's name on the Schedule of Purchasers.

     4. Conditions of each Purchaser's Obligation at the Closing. The obligation of each Purchaser to purchase and pay for the Series H Preferred at the Closing is subject to the satisfaction as of the Closing of the following conditions:

          4.1 Representations and Warranties. The representations and warranties contained in paragraph 8 hereof, as qualified by the Schedule of
     Exceptions, will be true as though then made, except to the extent of changes caused by the transactions expressly contemplated herein.

          4.2 Amendment and Restatement of Certificate of Incorporation. The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") will have been amended and restated to read substantially as set forth in Exhibit A hereto, will be in full force and effect at the Closing as so amended and restated and will not have been further amended or modified.

          4.3 Qualifications; Legal Investment. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale and issuance of the Series H Preferred to such Purchaser pursuant to this Agreement shall have been duly obtained and shall be in effect on and as of the Closing. At the time of the Closing, the sale and issuance of the Series H Preferred and the proposed issuance of the underlying Common Stock to such Purchaser shall be legally permitted by all laws and regulations to which such sale and issuances are subject.

          4.4 Opinion of the Company's Counsel. Such Purchaser will have received from Cooley Godward Castro Huddleson & Tatum, counsel for the Company, an opinion in the form of Exhibit B attached hereto, which will be dated the date of the Closing.

          4.5 Closing Documents. The Company will have delivered to such Purchaser all of the following documents:

               (i) a Compliance Certificate, signed by an officer of the Company and dated the date of the Closing, stating that the conditions specified in paragraph 1 and paragraphs 4.1 through 4.3, inclusive, have been fully satisfied; and

               (ii) copies of (a) the resolutions duly adopted by the Company's Board of Directors (the "Board") authorizing the execution, delivery and performance of this Agreement, the filing of the amendment and restatement of the Certificate of Incorporation referred to in paragraph 4.2, the issuance and sale of the Series H Preferred, the reservation for issuance upon conversion of the Series H Preferred of an aggregate of 5,000,000 shares of Common Stock, and the consummation of all other transactions contemplated by this Agreement, (b) the resolutions duly adopted by the Company's stockholders adopting the amendment and restatement of the Certificate of Incorporation referred to in paragraph 4.2, and (c) copies of the Certificate of Incorporation and the Company's By-laws, each as in effect at the Closing, all as certified by the Secretary or Assistant Secretary of the Company.

          4.6 Proceedings. All corporate and other proceedings taken or required to be taken in connection with the transactions contemplated hereby to be consummated at or prior to the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to such Purchaser and its special counsel.

     5. Conditions of the Company's Obligations at the Closing. The Company's obligation to sell and deliver the Series H Preferred to each Purchaser at the Closing is subject to the satisfaction as of the Closing of the following conditions:

          5.1 Representations and Warranties. The representations and warranties made by such Purchaser in paragraph 18.3 hereof shall be true and correct at and as of the Closing as though then made, except to the extent of changes caused by the transactions expressly contemplated herein.

          5.2 Performance of Obligations. Such Purchaser shall have performed and complied with all agreements and conditions herein required to be performed or complied with by it on or before the Closing.

          5.3 Amendment and Restatement of Certificate of Incorporation. The Certificate of Incorporation will have been amended and restated to read substantially as set forth in Exhibit A hereto, will be in full force and effect at the Closing as so amended and restated and will not have been further amended or modified.

          5.4 Waiver of Right of First Refusal. The holders of at least 66-2/3% of the Registrable Securities (as defined in that certain Registration and First Refusal Rights Agreement dated November 30, 1990 among the Company and certain of its stockholders designated therein (the "Prior Registration Agreement") will have waived their right of first refusal with respect to the sale and issuance of up to 5,000,000 shares of Series H Preferred pursuant to the terms of this Agreement.

          5.5 Consent to Grant of Registration Rights. The holders of a majority of the Registrable Securities, as defined in the Prior Registration Agreement, will have consented to the granting of certain registration rights to the Purchasers pursuant to the terms of this Agreement.

          5.6 Registration Rights Agreement. The Company and the holders of at least 66-2/3% of the Registrable Securities (as defined in the Prior Registration Agreement) will have consented to an amendment and restatement of the Prior Registration Agreement in substantially the form of Exhibit C hereto (the "Registration Rights Agreement") and the Registration Rights Agreement will be in full force and effect as of the Closing.

          5.7 Qualifications, Legal Investment. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful sale and issuance of the Series H Preferred to such Purchaser pursuant to this Agreement shall have been duly obtained and shall be in effect on and as of the Closing. At the time of the Closing, the sale or issuance of the Series H Preferred and the proposed issuance of the underlying Common Stock to the Purchaser upon the conversion of the Series H Preferred pursuant to the terms of the Certificate of Incorporation shall be legally permitted by all laws and regulations to which such sale and issuances are subject.

     6. Covenants of the Company.

          6.1 Financial Statements and Other Information.

               (i) The Company will deliver to each Purchaser (so long as such Purchaser holds any Series H Preferred or any Underlying Common Stock), within 90 days after the end of each fiscal year, consolidating and consolidated statements of income and changes in financial accounts of the Company and its Subsidiaries for such fiscal year, consolidating and consolidated balance sheets of the Company and its Subsidiaries as of the end of such fiscal year, and comparisons of each such statement and balance sheet to the annual budget and to the preceding fiscal year, all prepared in accordance with generally accepted accounting principles, consistently applied, and accompanied by (A) with respect to the consolidated portions of such statements, an opinion of an independent accounting firm of recognized national standing (unqualified as to scope), and (B) a copy of such firm's annual management letter to the Board.

               (ii) So long as a Purchaser holds at least 500,000 shares of either the Series H Preferred (as such number is proportionately adjusted for stock dividends, stock splits and recapitalization or other reorganizations) or Underlying Common Stock, the Company will deliver to such Purchaser:

                    (a) as soon as  available  but in any  event  within 30 days after the end of each monthly accounting period in each fiscal year, unaudited consolidating and consolidated statements of income and changes in consolidated financial accounts of the Company and its Subsidiaries for such monthly period and for the period from the beginning of the fiscal year to the end of such month, and consolidating and consolidated balance sheets of the Company and its Subsidiaries as of the end of such monthly period, setting forth in each case comparison to the annual budget and to the corresponding period in the preceding fiscal year, and all such statements will be prepared in accordance with generally accepted accounting principles, consistently applied (except for normal year-end audit adjustments and footnotes);

                    (b) as soon as  available  but in any  event  within 45 days after the end of each quarterly accounting period in each fiscal year, unaudited consolidating and consolidated statements of income and changes in consolidated financial accounts of the Company and its Subsidiaries for such quarterly period and for the period from the beginning of the fiscal year to the end of such quarter, and consolidating and consolidated balance sheets of the Company and its Subsidiaries as of the end of such quarterly period, setting forth in each case comparisons to the annual budget and to the corresponding period in the preceding fiscal year, and all such statements will be prepared in accordance with generally accepted accounting principles, consistently applied (except for normal year-end audit adjustments and footnotes);

                    (c) at least 30 days prior to the end of each  fiscal  year, an annual budget prepared on a monthly basis for the Company and its Subsidiaries for the succeeding fiscal year (displaying anticipated statements of income, changes in financial position and balance sheets), and promptly upon preparation thereof any other significant budgets which the Company prepares and any revisions of such annual or other budgets upon approval by the Company's board of directors;

                    (d) within ten days after  transmission  thereof,  copies of all financial statements, proxy statements, reports and any other general written communications which the Company sends to its stockholders and copies of all registration statements and all regular, special or periodic reports which it files, or any of its officers or directors file with respect to the Company, with the Securities and Exchange Commission or with any securities exchange on which any of its securities are then listed, and copies of all press releases and other statements made available generally by the Company to the public concerning material developments in the Company's business.

               (iii) Each of the financial  statements referred to in paragraphs
          (i) and (ii) will present fairly the financial condition of the Company as of the dates and for the periods stated therein, subject in the case of the unaudited financial statements to changes resulting from normal year-end audit adjustments.

               (iv) Notwithstanding the foregoing, the provisions of this paragraph 6.1 will cease to be effective so long as the Company (a) is subject to the periodic reporting requirements of the Securities Exchange Act and continues to comply with such requirements and (b) promptly provides to a Purchaser (so long as such Purchaser holds any Series H Preferred or any Underlying Common Stock) all reports and other materials filed by the Company with the Securities and Exchange Commission pursuant to the periodic reporting requirements of the Securities Exchange Act.

               (v) Except as otherwise required by law or judicial order or decree or by any governmental agency or authority, each Purchaser agrees that it will not disclose the nonpublic information obtained by it hereunder without the prior consent of the Company, except that a Purchaser may disclose such information to its own counsel or accountants for the purpose of receiving professional advice, or in connection with the sale or transfer of any Series H Preferred or Underlying Common Stock to a proposed transferee who is not a competitor of the Company (as determined by the Company) if such proposed transferee agrees in writing to be bound by the provisions hereof.

               (vi) The rights granted pursuant to this paragraph 6.1 and paragraph 6.2 below may not be assigned or otherwise conveyed by any Purchaser or by a subsequent transferee without the written consent of the Company, unless the proposed transferee meets the minimum Series H Preferred or Underlying Common Stock holdings specified in the respective paragraph or subparagraph granting such rights and is not a competitor or potential competitor of the Company (as determined by the Company).

          6.2 Inspection of Property. The Company will permit any representatives designated by a Purchaser who are reasonably acceptable to the Company, so long as such Purchaser holds at least 500,000 shares of the outstanding Series H Preferred (as such number of shares is proportionately adjusted for stock dividends, stock splits and recapitalization or other reorganization) or Underlying Common Stock, upon reasonable notice and during normal business hours, to (i) visit and inspect any of the properties of the Company and its Subsidiaries, (ii) examine the corporate and financial records of the Company and its Subsidiaries and (iii) discuss the affairs, finances and accounts of any such corporations with the directors, officers, key employees and independent accountants of the Company and its Subsidiaries.

          6.3 Participation in Initial Public Offering. The Company will work with its underwriters to allow the Purchasers and any Affiliates of the Purchasers then holding Series H Preferred or Underlying Common Stock to purchase shares of the Company's Common Stock in the initial underwritten public offering of the Company's securities pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act ("IPO") to the extent necessary to allow the Purchasers and any Affiliates of the Purchasers to maintain in the aggregate the same percentage ownership interest in the Company as they owned in the aggregate immediately prior to the IPO.

          6.4 Current Public Information. At all times after the Company has filed a registration statement with the Securities and Exchange Commission pursuant to the requirements of either the Securities Act or the Securities Exchange Act, the Company will file all reports required to be filed by it under the Securities Act and the Securities Exchange Act and the rules and regulations adopted by the Securities and Exchange Commission thereunder, and will take such further action as any holder or holders of Registrable Series H Securities may reasonably request, all to the extent required to enable such holders to sell Registrable Series H Securities pursuant to (i) Rule 144 adopted by the Securities and Exchange Commission under the Securities Act (as such rule may be amended from time to time), or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission or (ii) Form S-2, Form S-3 or similar registration form hereafter adopted by the Securities Exchange Commission. Upon written request, the Company will deliver to such holders a written statement as to whether it has complied with such requirements.

     7. Transfer of Restricted Securities.

               (i) Restricted Securities are transferable pursuant to (a) public offerings registered under the Securities Act, (b) Rule 144 of the Securities and Exchange Commission (or any similar rule then in force) if such rule is available, (c) nonpublic sales to Persons who are "accredited investors" as defined in Regulation D under the Securities Act, provided that such regulation is effective at such time and the proposed transferee agrees in writing to be bound by the provisions of this paragraph and paragraph 18.3(i) and (d) subject to the conditions specified in subparagraph (ii) below, any other legally available means of transfer.

               (ii) In connection with the transfer of any Restricted Securities
          (other than a transfer described in subparagraph 7(i)(a) or (b) above), the holder thereof will deliver written notice to the Company describing in reasonable detail the transfer or proposed transfer and, except in connection with a transfer to Carrefour, an opinion (reasonably satisfactory to the Company's counsel) of counsel which (to the Company's reasonable satisfaction) is knowledgeable in securities law matters, to the effect that such transfer of Restricted Securities may be effected without registration of such Restricted Securities under the Securities Act. In addition, if the holder of the Restricted Securities delivers to the Company an opinion (reasonably satisfactory to the Company's counsel) of such counsel that no subsequent transfer of such Restricted Securities will require registration under the Securities Act, the Company will promptly upon such contemplated transfer deliver new certificates for such Restricted Securities which do not bear the Securities Act legend set forth in subparagraph (iii) below. If the Company is not required to deliver new certificates for such Restricted Securities not bearing such legend, the holder thereof will not transfer the same until the prospective transferee has confirmed to the Company in writing its agreement to be bound by the conditions contained in this paragraph and paragraph 18.3(i).

               (iii)  Each   certificate  for  Restricted   Securities  will  be
          imprinted with a legend in substantially the following form:

             "The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are "Restricted Securities" as defined in Rule 144 promulgated under the Act. The securities may not be sold or offered for sale or otherwise distributed except (i) in conjunction with an effective registration statement for the shares under the Act, (ii) in compliance with Rule 144, or
             (iii) pursuant to an opinion of counsel satisfactory to the corporation that such registration or compliance is not required as to said sale, offer or distribution."

               (iv) In connection with this paragraph 7, the Company agrees that it will cooperate with the Purchasers to effect any desired transfers of Purchasers' Restricted Securities to Carrefour so long as it has reasonable assurances under this paragraph that such transfers are in compliance with applicable securities laws.

     8. Representations and Warranties of the Company. As a material inducement to the Purchasers to enter into this Agreement and purchase the Series H Preferred, the Company hereby represents and warrants that, except as disclosed in the Schedule of Exceptions attached hereto:

          8.1 Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in every jurisdiction in which the failure to so qualify might reasonably be expected to have a material adverse effect on the financial condition, operating results or business prospects of the Company. The Company has all requisite corporate power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its businesses as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement. The copies of the Company's charter documents and By-laws which have been furnished to the Purchasers' counsel reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.

          8.2 Capital Stock and Related Matters.

                    (i) Immediately prior to the Closing, the authorized capital stock of the Company will consist of (a) 38,183,850 shares of Preferred Stock, of which 2,630,000 shares will be designated as Series A Preferred Stock (all of which will be issued and outstanding), 4,600,000 shares will be designated as Series B Preferred Stock (all of which will be issued and outstanding), 241,000 shares will be designated as Series C Preferred Stock (all of which will be issued and outstanding), 10,475,420 shares will be designated as Series D Preferred Stock (10,200,420 of which will be issued and outstanding), 3,558,096 shares will be designated as Series E Preferred Stock (all of which will be issued and outstanding), 6,679,334 shares will be designated as Series F Preferred Stock (all of which will be issued and outstanding), 5,000,000 shares will be designated as Series G Preferred (4,969,844 of which will be issued and outstanding) and 5,000,000 shares of Series H Preferred Stock (none of which will be issued and outstanding); and (b) 70,000,000 shares of Common Stock, of which 6,534,623 shares will be issued and outstanding, 2,630,000 shares will be reserved for issuance upon conversion of the Series A Preferred Stock, 5,366,309 shares will be reserved for issuance upon conversion of the outstanding Series B Preferred Stock, 10,475,420 shares will be reserved for issuance upon conversion of the outstanding or reserved Series D Preferred Stock, 3,558,096 shares will be reserved for issuance upon conversion of the outstanding Series E Preferred Stock, 6,679,334 shares will be reserved for issuance upon conversion of the outstanding Series F Preferred Stock, 4,959,844 shares will be reserved for issuance upon conversion of the outstanding Series G Preferred, 5,000,000 shares will be reserved for issuance upon conversion of the outstanding Series H Preferred and 5,504,624 shares will be reserved for future issuance to employees, directors or consultants pursuant to Executive Stock Agreements. As of the Closing, the Company will not have outstanding any stock or securities convertible or exchangeable for any shares of its capital stock, or any rights or options to subscribe for or to purchase its capital stock or any stock or securities convertible into or exchangeable for its capital stock, except for the Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, a warrant to purchase 275,000 shares of Series D Preferred Stock, and options to purchase an aggregate of approximately 4,077,809 shares of Common Stock held by employees and directors of, or consultants to, the Company. As of the Closing, the Company will not be subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock, except pursuant to the Certificate of Incorporation and the Executive Stock Agreements. As of the Closing, all of the outstanding shares of the Company's capital stock will be validly issued, fully paid and nonassessable.

                    (ii) There are no statutory or contractual stockholders preemptive rights with respect to the issuance of the Series H Preferred hereunder or the issuance of the Common Stock upon conversion of the Series H Preferred, except the rights of Smith, Dougherty and the holders of at least 150,000 shares of the Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock, which rights will have been effectively waived prior to the Closing. The Company has not violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of its capital stock, and the offer, sale and issuance of the Series H Preferred hereunder does not require registration under the Securities Act or any applicable state securities laws. To the best of the Company's knowledge, except for a certain voting agreement by and among Oak Investment Partners, Catalina Venture Partners, the Company, and certain entities managed by Chancellor Capital Management, Inc. dated as of April 14, 1989, there are no agreements between the Company's stockholders with respect to the voting or transfer of the Company's capital stock.

          8.3 Subsidiaries. Except for Pacific Coast Distributing, Inc., a wholly-owned subsidiary of the Company incorporated in Delaware, the Company does not own or hold any rights to acquire any shares of stock or any other security or interest in any other Person.

          8.4 Authorization; No Breach. The execution, delivery and performance of this Agreement has been duly authorized by the Company. This Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally, and (ii) the availability and remedies under general equitable principles. The execution and delivery by the Company of this Agreement, the offering, sale and issuance of the Series H Preferred hereunder, the issuance of the Common Stock upon conversion of the Series H Preferred and the fulfillment of and compliance with the respective terms hereof by the Company, do not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any material lien, security interest, charge or encumbrance upon the Company's capital stock or assets pursuant to, (iv) give any third party the right to accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to, the Certificate of Incorporation or By-laws of the Company, or any law, statute, rule or regulation to which the Company is subject, or any agreement, instrument, order, judgment or decree to which the Company is subject.

          8.5 Financial Statements. The following financial statements will have been delivered to the Purchasers prior to the Closings:

               (i) the audited balance sheet of the Company as of February 3, 1991 and the related statements of Operations, Shareholders' Equity and Cash Flows for the fifty-three week period then ended; and

               (ii) the unaudited balance sheet of the Company as of August 4, 1991 (the "Latest Balance Sheet") and the related statements of Income and Cash Flows for the twenty-six week period then ended.

     Each of the foregoing financial statements (including in all cases the notes thereto, if any) presents fairly the financial condition of the Company at the date and for the period therein specified, is consistent with the books and records of the Company (which, in turn, are accurate and complete in all material respects) and has been prepared in accordance with generally accepted accounting principles, consistently applied, subject in the case of the unaudited financial statements to footnotes and to changes resulting from normal year-end audit adjustments.

          8.6 Absence of Undisclosed Liabilities. The Company does not have any material obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due) arising out of transactions entered into at or prior to the Closing, or any action or inaction at or prior to the Closing, or any state of facts existing at or prior to the Closing, other than: (i) liabilities set forth on the Latest Balance Sheet, (ii) liabilities and obligations which have arisen after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim or lawsuit) and (iii) other liabilities and obligations expressly disclosed in the Schedule of Exceptions to this Agreement.

          8.7 No Material Adverse Change. Since the date of the Latest Balance Sheet, there has been no material adverse change in the Company's financial condition, operating results, business prospects, employee relations, customer relations or otherwise.

          8.8 Absence of Certain Developments.


               (i) Since the date of the Latest Balance Sheet, the Company has not:

                    (a) issued any notes,  bonds or other debt securities or any equity securities, except shares of its Common Stock issued in connection with stock option exercises by its employees, directors or consultants;

                    (b) borrowed any amount or incurred or become subject to any liabilities, except under credit arrangements in place at the time of the Latest Balance Sheet and except for current liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business;

                    (c) discharged or satisfied any lien or encumbrance or paid any obligation or liability, other than current liabilities paid in the ordinary course of business;

                    (d) declared or made any payment or  distribution of cash or other property to its stockholders with respect to its stock or purchased or redeemed any shares of its capital stock, except for repurchases of Common Stock from employees in connection with the termination of their employment;

                    (e) except in the ordinary course of business,  mortgaged or pledged any of its properties or assets or subjected them to any lien, security interest, charge or other encumbrance, except liens for current property taxes not yet due and payable;

                    (f) sold,  assigned or transferred any patents,  trademarks, service marks, trade names, copyrights, trade secrets or other intangible assets, or disclosed any proprietary confidential information to any Person other than an employee or director of the Company absent an express obligation of nondisclosure;

                    (g) suffered any  extraordinary  losses or waived any rights of material value;

                    (h) made any capital  expenditure or commitment  therefor in excess of $500,000, except for expenditures in connection with the opening of new stores approved by the Board;

                    (i) entered into any other transaction other than in the ordinary course of business or entered into any other material transaction, whether or not in the ordinary course of business;

                    (j) made any loans or advances to, guarantees for the benefit of, or any Investments in, any Persons in excess of $100,000;

                    (k) made any charitable contributions or pledges, except for contributions made in the ordinary course of business for the purpose of promoting the Company; or

                    (l) suffered any damage, destruction or casualty loss exceeding in the aggregate $100,000, whether or not covered by insurance;

                    (ii) The Company has not at any time made any  payments  for political contributions or made any bribes, kickback payments or other illegal payments.

          8.9 Assets. The Company has good and marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises or shown on the Latest Balance Sheet or acquired thereafter, free and clear of all liens, security interests, charges and encumbrances, except as disclosed on the Latest Balance Sheet, liens for current property taxes not yet due and payable and non-material liens incidental to the conduct of the Company's business which were not incurred in connection with the borrowing of money and which do not in the aggregate detract from the value of the property or materially impair the use thereof in the operation of its business. The Company's buildings, equipment and other tangible assets are in good operating condition in all material respects and are fit for use in the ordinary course of business. The Company owns, or has a valid leasehold interest in, all assets necessary for the conduct of its business as presently conducted and as presently proposed to be conducted.

          8.10 Tax Matters. The Company has filed all tax returns which it is required to file; all such returns are true and correct in all material respects; the Company has in all material respects paid or withheld all taxes which it is obligated to pay or withhold from amounts owing to any employee, creditor or third party; the Company has not waived any statute of limitations with respect to taxes or agreed to any extension of time with respect to a tax assessment or deficiency; the assessment of any additional taxes for periods for which returns have been filed is not expected to exceed the recorded liability therefor; and there are no material unresolved questions or claims concerning the Company's tax liability. The Company has not made an election under Section 341(f) of the Internal Revenue Code of 1986, as amended.

          8.11 Contracts and Commitments. The Company has performed all material obligations required to be performed by it and is not in default under or in breach of or in receipt of any claim of default or breach under any material agreement or instrument to which the Company is subject; no event has occurred which with the passage of time or the giving of notice or both would result in a material default, breach or event of noncompliance under any material agreement or instrument to which the Company is subject. The Company has no present expectation or intention of not fully performing all such obligations. The Company has no knowledge of any material breach or anticipated breach by the other parties to any material contract or commitment to which it is a party, and the Company is not a party to any materially adverse contract or commitment.

          8.12 Trademarks and Trade Secrets. The Company owns or has sufficient rights to all the copyrights, trademarks, trade names and service marks necessary for the operation of its business as now conducted and as proposed to be conducted. There are no pending or threatened claims against the Company alleging that the conduct of the Company's business infringes or conflicts with the rights of others under trade names, service marks, trademarks, copyrights and trade secrets. To the best of the Company's knowledge, the Company's business as now conducted and as proposed to be conducted will not infringe or conflict with the rights of others, including rights under trade names, service marks, trademarks, copyrights and trade secrets. The Company has not disclosed any of its trade secrets to any person except pursuant to a license or other agreement obligating the recipient to maintain the confidentiality thereof. To the best of the Company's knowledge, no party is infringing on any copyright, trademark, service mark or trade name or is undertaking to misappropriate any confidential information or trade secret of the Company.

          8.13 Litigation, etc. There are no actions, suits, proceedings, orders, investigations or claims pending or, to the best of the Company's knowledge, threatened against or affecting the Company at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality the outcome of which would materially adversely affect the Company. The Company is not subject to any arbitration proceedings under collective bargaining agreements or otherwise or to the best of the Company's knowledge, any governmental investigations or inquiries and, to the best of the Company's knowledge, there is no basis for any of the foregoing. The Company has not received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage which may be material to its business.

          8.14 Brokerage. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon the Company except for amounts owed to Donaldson Lufkin & Jenrette Securities Corporation, the cost of which will be borne by the Company. The Company will pay, and hold the Purchasers harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any such claim.

          8.15 Governmental Consent, etc. No permit, consent, approval or authorization of, or declaration to or filing with, any governmental authority is required in connection with the execution, delivery and performance by the Company of this Agreement or the other agreements contemplated hereby, or the consummation by the Company of any other transactions contemplated hereby or thereby, except as expressly contemplated herein or in the exhibits hereto.

          8.16 Insurance. The Company maintains adequate insurance coverage with respect to each of its properties, assets and businesses, and all of the Company's insurance policies are in full force and effect as of the Closing. The Company is not in default with respect to its obligations under any insurance policy maintained by it. The insurance coverage of the Company is customary for corporations of similar size engaged in similar lines of business.

          8.17 Employees and ERISA.

               (i) The Company is not aware that any executive or key employee of the Company or any group of employees of the Company has any plans to terminate employment with the Company. The Company has complied in all material respects with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes, and the Company is not aware that it has any material labor relations problems.

               (ii) Neither the Company, nor, to the best of the Company's knowledge, any of its employees is subject to any non-compete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to the present or proposed business activities of the Company, except for agreements between the Company and its present and former employees and for confidentiality agreements which the Company requires prospective business partners to enter into as a condition of any exchange of proprietary information.

               (iii) The Company does not presently maintain or contribute to, and has never maintained or contributed to, any "employee benefit plan," as such term is defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Company presently does not contribute to or ever has contributed to any "multi-employer plan," as such term is defined in Section 3 of ERISA.

          8.18 Compliance with Laws. The Company is not in violation of any law or any regulation or requirement which violation might reasonably be expected to have a material adverse effect upon the financial condition, operating results or business prospects of the Company, and the Company has not received notice of any such violation.

          8.19 Disclosure. The Company has previously delivered to the Purchasers or their representative its Confidential Private Placement Memorandum, dated July 1991 (the "Private Placement Memorandum"). Neither the Private Placement Memorandum nor any representation or warranty by the Company contained in this Agreement, nor any other written statement or certificate furnished or to be furnished to the Purchasers pursuant hereto or in connection with the transactions contemplated hereby by the Company (when read together) contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein or herein not misleading in light of the circumstances under which they were made, provided that while the projections in the Private Placement Memorandum were made by management in good faith based on factual assumptions believed to be true, no representations or warranties are made with respect to the accuracy or reliability of such projections.

          8.20 Closing Date. The representations and warranties of the Company contained in this paragraph 8 and elsewhere in this Agreement and all information contained in any exhibit, schedule or attachment hereto will be true and correct in all material respects on the date of the Closing as though then made, except as expressly contemplated by this Agreement.

     9. Covenants of the Purchasers.

          9.1 Standstill Agreement. Each Purchaser hereby covenants and agrees that it will not, nor will it permit any of its Affiliates to, purchase or otherwise acquire, directly or indirectly, any additional equity securities of the Company (or rights or options to purchase such securities) after the Closing under this Agreement which will result in the Purchasers and its Affiliates owning in the aggregate, directly or indirectly, more than 20% of the Company's outstanding voting securities (treating all convertible securities on an as-converted basis), without the prior approval of the Board. The Purchasers' obligations under this paragraph 9.1 shall terminate the earliest of seven (7) years from the date of this Agreement or five (5) years following the closing of the first underwritten public offering of the Company's securities under the Securities Act.

          9.2 U.S. Commerce Department Filings. Each Purchaser agrees that it will provide the Company with such information about itself and its Affiliates as is necessary to allow the Company to complete and file, in a timely manner after the Closing, a Form BE-13 and Form BE-607 with the Bureau of Economic Analysis of the U.S. Department of Commerce.

          9.3 Hart-Scott-Rodino Act. Each Purchaser agrees that it will notify the Company of any proposed transfer of shares of the Company's securities by it to its Affiliates or to another Purchaser or another Purchaser's Affiliates or blood relatives, and will comply with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder (the "Hart-Scott-Rodino Act") in connection with any such transfer, including making a filing with the U.S. Federal Trade Commission prior to the consummation of any such transfer if required by the Hart-Scott-Rodino Act. Each Purchaser further agrees not to enter into any voting agreement or voting trust with any other Purchaser or another Purchaser's Affiliate or blood relative with respect to the Company's securities or any other agreement to vote or have its shares of Company's securities voted together with any shares held by any other Purchaser or another Purchaser's Affiliate or blood relative without first notifying the Company and complying with the requirements of the Hart-Scott-Rodino Act.

     10. Series H Demand Registrations.

          10.1 Requests for Registration. At any time after March 31, 1994, or such earlier time as the Company has effected the initial underwritten public offering of its securities under the Securities Act, the holders of a majority of the Registrable Series H Securities may request registration under the Securities Act of all or part of their Registrable Series H Securities on Form S-1, S-2 or any similar long-form registration ("Series H Demand Registrations"). Within ten days after receipt of any such request, the Company will give written notice of such request to all other holders of Registrable Series H Securities and will include in such registration all Registrable Series H Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the date of the Company's notice.

          10.2 Registrations. The holders of Registrable Series H Securities will be entitled to request three Series H Demand Registrations in which the Company will pay all Registration Expenses as set forth in Section 14 hereof; provided that either (a) registration is requested for at least 30% of the Registrable Series H Securities, or (b) the aggregate offering value of the Registrable Series H Securities requested to be registered in any Registration equals at least $10,000,000. A registration will not count as one of the permitted Series H Demand Registrations until it has become effective and unless the holders of Registrable Series H Securities are able to register and sell at least 50% of the Registrable Series H Securities requested to be included in such registration; provided that in any event the Company will pay all Registration Expenses in connection with any Series H Demand Registration. All Series H Demand Registrations shall be underwritten offerings.

          10.3 Priority on Series H Demand Registrations. The Company will not include in any Series H Demand Registration any securities which are not Registrable Series H Securities or Registrable Securities without the written consent of the holders of a majority of the Registrable Series H Securities requesting such registration. If other securities are permitted to be included in a Series H Demand Registration which is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Series H Securities and other securities requested to be included exceeds the number of Registrable Series H Securities and other securities which can be sold in such offering, the Company will include in such registration (i) first, the Registrable Series H Securities requested to be included in such registration, provided that at least 25% of the shares to be included in such registration shall be Registrable Securities, (ii) second, any Registrable Securities, pro rata among the holders thereof on the basis of the number of such shares requested to be included by such holder and (iii) other securities requested to be included in such registration.

          10.4 Restrictions on Series H Demand Registrations. The Company will not be obligated to effect any Series H Demand Registration within six months after the effective date of a registration of Common Stock filed by the Company under the Securities Act, or such a registration which the Company intends to file within 30 days after its receipt of the request to effect the Series H Demand Registration and the Company so notifies the holders of Registrable Series H Securities of its intent within such 30-day period, provided that the Company has not previously delayed any Series H Demand Registration by such a notice. In addition, no more than once during any fiscal year, the Company may postpone for up to 90 days the filing or the effectiveness of a registration statement for a Series H Demand Registration provided that in such event, the holders of Registrable Series H Securities requesting such Series H Demand Registration will be entitled to withdraw such request and, if such request is withdrawn, such Series H Demand Registration will not count as a Series H Demand Registration. Furthermore, if the holders of Registrable Securities request the Company to register any Registrable Securities prior to a request from the holders of Registrable Series H Securities for a Series H Demand Registration and the Company is effecting or has elected to postpone the registration of such Registrable Securities, the Company shall not be obligated to effect such Series H Demand Registration.

          10.5 Selection of Underwriters. The Company will have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the approval of the holders of a majority of the Registrable Series H Securities included in any Series H Demand Registration, which will not unreasonably be withheld.

          10.6 Other Registration Rights. Except as provided in this Agreement and the Registration Rights Agreement, the Company will not grant to any Persons the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, if such right are senior to or on a parity with the rights granted hereunder, without the written consent of the holders of a majority of the Registrable Series H Securities.

11.      Piggyback Registrations.


          11.1 Right to Piggyback. After the Company has effected the initial underwritten public offering of its securities under the Securities Act, whenever the Company subsequently proposes to register any of its securities under the Securities Act (other than pursuant to a Series H Demand Registration) and the registration form to be used may be used for the registration of Registrable Series H Securities (a "Series H Piggyback Registration"), the Company will give prompt written notice (in any event within five business days after its receipt of notice of any exercise of other demand registration rights) to all holders of Registrable Series H Securities of its intention to effect such a registration and will include in such registration all Registrable Series H Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice. The holders of Registrable Series H Securities shall not have any piggyback rights under this Section 11 with respect to the initial underwritten public offering of the Company's Securities.

          11.2 Piggyback Expenses. The Registration Expenses of the holders of Registrable Series H Securities will be paid by the Company in all Series H Piggyback Registrations.

          11.3 Priority on Primary Registrations. If a Series H Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering, the Company will include in such registration (i) first, the securities the Company proposes to sell, provided that at least 25% of the shares to be included in such registration shall be Registrable Series H Securities and Registrable Securities with Priority Securities included before any other Registrable Series H Securities or Registrable Securities, in each case pro rata among the holders of such securities on the basis of the number of such shares requested to be included by such holders, (ii) second, the Registrable Series H Securities and Registrable Securities requested to be included in such registration and not included under (i) above with Priority Securities included before any other Registrable Series H Securities or Registrable Securities, in each case pro rata among the holders of such Registrable Series H Securities and Registrable Securities on the basis of the number of such shares requested to be included by such holders, (iii) third, other securities requested to be included in such registration.

          11.4 Priority on Secondary Registrations. If a Series H Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering, the Company will include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, provided that at least 25% of the shares to be included in such registration shall be Registrable Series H Securities and, in the case where such registration is not a Demand Registration, Registrable Securities with Priority Securities included before any other Registrable Series H Securities or Registrable Securities, in each case pro rata among the holders of such securities on the basis of the number of such shares requested to be included by such holders, (ii) second, the Registrable Series H Securities and, in the case where such registration is not a Demand Registration, Registrable Securities requested to be included in such registration and not included under (i) above with Priority Securities included before any other Registrable Series H Securities or Registrable Securities, in each case pro rata among the holders of securities on the basis of the number of such shares requested to be included by such holders, (iii) third, other securities requested to be included in such registration.

          11.5 Selection of Underwriters. If any Series H Piggyback Registration is an underwritten offering, the investment banker(s) and manager(s) selected for the offering must be nationally recognized firm(s).

          11.6 Other Registrations. If the Company has previously filed a registration statement with respect to Registrable Series H Securities pursuant to paragraph 10 or pursuant to this paragraph 11, or a Demand Registration or a Piggyback Registration, and if such previous registration has not been withdrawn or abandoned, the Company will not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least six months has elapsed from the effective date of such previous registration.

     12. Holdback Agreement.

          12.1 Holder Standstill. Each holder of Registrable Series H Securities agrees not to effect any public sale or distribution of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 180-day period beginning on the effective date of any registration by the Company of Common Stock (except as part of such registration and except registrations on Form S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree.

          12.2 Company Standstill. The Company agrees (i) not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 90-day period beginning on the effective date of any underwritten Series H Demand Registration or any underwritten Series H Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form or in connection solely with the exercise of outstanding stock options held by employees or consultants of the Company), unless the underwriters managing the registered public offering otherwise agree, and
     (ii) to cause each officer, director and holder of at least 1% of its equity securities (on a fully diluted basis), or any securities convertible into or exchangeable or exercisable for such securities, purchased from the Company at any time (other than in a registered public offering) to agree not to effect any public sale or distribution of any such securities during such period (except as part of such underwritten registration, if otherwise permitted), unless the underwriters managing the registered public offering otherwise agree.

     13. Registration Procedures. Whenever the holders of Registrable Series H Securities have requested that any Registrable Series H Securities be registered pursuant to this Agreement, the Company will use its best efforts to effect the registration and the sale of such Registrable Series H Securities in accordance with the intended method of disposition thereof (including the registration of the Company's Series H Preferred Stock held by a holder of Registrable Series H Securities requesting registration as to which the Company has received reasonable  assurances  that  only  Registrable  Series  H  Securities  will  be distributed to the public), and pursuant thereto the Company will as expeditiously as possible:

               (i) prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registrable Series H Securities and use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to the counsel selected by the holders of a majority of the Registrable Series H Securities covered by such registration statement copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel);

               (ii) prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than six months or, if earlier, the completion of the distribution of the registered securities, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

               (iii) furnish to each seller of Registrable Series H Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Series H Securities owned by such seller;

               (iv) use its best efforts to register or qualify such Registrable Series H Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Series H Securities owned by such seller (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

               (v) notify each seller of such Registrable Series H Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Series H Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

               (vi) cause all such Registrable Series H Securities to be listed on each securities exchange, if any, on which similar securities issued by the Company are then listed;

               (vii) provide a transfer agent and registrar for all such Registrable Series H Securities not later than the effective date of such registration statement;

               (viii) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Series H Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Series H Securities (including, without limitation, effecting a stock split or a combination of shares); and

               (ix) make available for inspection by any seller of Registrable Series H Securities, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

     14. Registration Expenses.

          14.1  Company  Expenses.   All  expenses  incident  to  the  Company's
     performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), will be borne as provided in this Agreement, except that the Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed.

          14.2 Expenses Reimbursed to Selling Shareholders. In connection with the three Series H Demand Registrations and each Series H Piggyback Registration, the Company will reimburse the holders of Registrable Series H Securities covered by such registration for the reasonable fees (not to exceed $25,000 in the case of any such Series H Demand Registration or $7,500 in the case of any such Series H Piggyback Registration) and disbursements of one counsel chosen by the holders of a majority of such Registrable Series H Securities.

          14.3 Expenses Borne by Selling Shareholders. To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder will pay those Registration Expenses allocable to the registration of such holder's securities so included, and any Registration Expenses not so allocable will be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered. The Company shall not be obligated to pay the Registration Expenses for any registration that is subsequently withdrawn at the request of the holders of Registrable Series H Securities, unless such withdrawal is pursuant to paragraph 10.4 hereof or due to a material adverse change in the business of the Company that was not known to the holders at the time of the request.

15.      Indemnification.

          15.1 Company's Indemnification. The Company agrees to indemnify, to the extent permitted by law, each holder of Registrable Series H Securities, its officers and directors and each Person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Series H Securities.

          15.2 Stockholder's Indemnification. In connection with any registration statement in which a holder of Registrable Series H Securities is participating, each such holder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify will be several, not joint and several, among such holders of Registrable Series H Securities and the liability of each such holder of Registrable Series H Securities will be in proportion to and limited to the net amount received by such holder from the sale of Registrable Series H Securities pursuant to such registration statement.

          15.3 Notice and Defense. Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any consent to the entry of any judgment or any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

          15.4 Full Force and Effect. The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities. The Company also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company's indemnification is unavailable for any reason.

     16. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

     17. Definitions. For the purposes of this Agreement, the following terms have the meanings set forth below:

     "Affiliate" means any person, corporation or other entity which controls, is controlled by, or is under common control with another person, corporation or entity. A person, corporation or other entity shall be regarded as in control of another corporation or entity if it owns or directly or indirectly controls at least 50% of the voting stock or other ownership interest of the other corporation or entity, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or other entity.

     "Carrefour" means Carrefour, a societe anonyme organized under the laws of France with its principal place of business at 5 Avenue du Long Rayage, Lisses, 91005 Evry Cedex, France.

     "Investment" as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest of any other Person and
(ii) any capital contribution by such Person to any other Person.

     "Compliance Certificate" means a certificate signed by the Company's president or its chief financial officer, stating that (i) the officer signing such certificate has made or has caused to be made such investigations as are necessary in order to permit him to verify the accuracy of the information set forth in such certificate and (ii) to the best of such officer's knowledge, such certificate does not misstate any material fact and does not omit to state any fact necessary to make the certificate not misleading.

     "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

     "Preferred Stock" means the Company's Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock.

     "Proprietary Rights" means any patents, registered and common law trademarks, service marks, trade names, copyrights, licenses and other similar rights (including, without limitation, know-how, trade secrets and other confidential information) and applications for each of the foregoing, if any.

     "Registrable Series H Securities" means (i) any Common Stock issued or issuable upon the conversion of any Series H Preferred Stock and (ii) any securities issued or issuable with respect to the Common Stock referred to in clause (i) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Series H Securities, such securities will cease to be Registrable Series H Securities when they have been sold or otherwise transferred to a Person who is not a Permitted Transferee. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Series H Securities whenever such Person has the right to acquire such Registrable Series H Securities (by conversion or otherwise, but disregarding any legal restrictions upon the exercise of such right), whether or not such acquisition has actually been effected.

     "Restricted  Securities" means (i) the Series H Preferred issued hereunder,
(ii) the Common Stock issued upon conversion of the Series H Preferred and (iii) any securities issued with respect to the securities referred to in clauses (i) and (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Restricted Securities, such securities will cease to be Restricted Securities when they have (a) been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them, (b) become eligible for sale pursuant to Rule 144 (or any similar provision then in force) under the Securities Act or (c) been otherwise transferred and new certificates for them not bearing the Securities Act legend set forth in paragraph 10.3 have been delivered by the Company in accordance with paragraph 7(ii). Whenever any particular securities cease to be Restricted Securities, the holder thereof will be entitled to receive from the Company, without expense, new securities of like tenor not bearing a Securities Act legend of the character set forth in paragraph 7(iii).

     "Securities Act" means the Securities Act of 1933, as amended, or any successor federal law then in force.

     "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal law then in force.

     "Securities and Exchange Commission" includes any governmental body or agency succeeding to the functions thereof.

     "Subsidiary" means any corporation of which the securities having a majority of the ordinary voting power in electing the board of directors are, at the time as of which any determination is being made, owned by the Company either directly or through one or more Subsidiaries.

     "Underlying Common Stock" means (i) the Common Stock issued or issuable upon conversion of the Series H Preferred and (ii) any Common Stock issued or issuable with respect to the Common Stock referred to in clause (i) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. Any Person who holds Series H Preferred will be deemed to be the holder of the Underlying Common Stock obtainable upon conversion of the Series H Preferred regardless of any restriction on the conversion of the Series H Preferred. As to any particular shares of Underlying Common Stock, such shares will cease to be Underlying Common Stock when they have been (a) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them or (b) distributed to the public pursuant to Rule 144 (or any similar provision then in force) under the Securities Act.

     The terms "Registrable Securities", "Demand Registrations", "Piggyback Registrations" and "Priority Securities" have the meanings set forth in the Registration Rights Agreement.

     18. Miscellaneous.

          18.1 Expenses. The Company agrees to pay, and hold the Purchasers and all holders of Series H Preferred and Common Stock issued upon conversion of the Series H Preferred harmless against liability for the payment of stamp and other taxes which may be payable in respect of the execution and delivery of this Agreement or the issuance, delivery or acquisition of any shares of the Series H Preferred or any shares of Common Stock issuable upon conversion of the Series H Preferred.

          18.2 Remedies. Each holder of Series H Preferred will have all rights and remedies set forth in this Agreement, the Certificate of Incorporation and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Such rights are cumulative and may be exercised in any order and no partial or successive exercise of any rights shall constitute an election of remedies. Any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

          18.3 Purchaser Representations. Each Purchaser for itself and for no other Purchasers hereby represents as follows:

               (i) The Purchaser is acquiring the shares of Series H Preferred Stock purchased hereunder and will acquire the other Restricted Securities issued or issuable upon conversion of or as a distribution upon such shares for its own account, and not as nominee or agent, with the present intention of holding such securities for purposes of investment, and it has no intention of selling such securities in a public distribution in violation of the federal securities laws or any applicable state securities laws; provided that nothing contained herein will prevent any Purchaser and subsequent holders of Restricted Securities from transferring such securities in compliance with the provisions of paragraph 7 hereof.

               (ii) There are no claims for brokerage commissions, finders fees or similar compensation in connection with the transactions contemplated by this Agreement based upon any arrangement or agreement binding upon the Purchaser for which the Company may be liable, and the Purchaser will pay, and hold the Company and the other Purchasers harmless against, any liability, loss or expense (including, without limitation reasonable attorneys' fees and out-of-pocket expenses) for such claims arising out of the actions of the Purchaser or its employees.

               (iii) To the best of its knowledge, the Purchaser has been furnished with such materials and has been given access to such information relating to the Company, together with such additional information as is necessary to verify the accuracy of the information supplied, as it or its qualified representative has requested. The
          Purchaser has been afforded the opportunity to ask such questions regarding the Company as it has found necessary to make an informed investment decision with respect to the Series H Preferred. The foregoing, however, does not limit or modify the representations and warranties of the Company set forth in paragraph 8 of this Agreement.

               (iv) By reason of the Purchaser's business or financial experience, or the business or financial experience of its professional adviser, it has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement and is capable of evaluating the merits and risks of its prospective investment in the Company. The Purchaser has the ability to bear the economic risks of the investment, including a complete loss of its investment in the Series H Preferred.

               (v) If the Purchaser is a corporation, partnership, trust or other entity, it was not formed for the specific purpose of acquiring the Series H Preferred offered hereunder.

               (vi) The Purchaser hereby acknowledges that any future transfer of the Company's securities among the Purchasers or their Affiliates or blood relatives or any future acquisition by any Purchasers, their Affiliates or blood relatives of any voting securities of the Company may require the filing of a Notification and Report Form for Certain Mergers and Acquisitions under the Hart-Scott-Rodino Act prior to consummating any such transfer or acquisition.

               (vii) If the Purchaser is an individual, the Purchaser does not own or control more than 50% of the outstanding voting securities of any Purchaser which is a corporation.

               (viii) The Purchaser has not entered into any voting agreement or voting trust with any other Purchaser or Affiliate or blood relative of a Purchaser with respect to any of the Company's securities or any other agreement to vote or have its shares of the Company's securities voted together with any shares of the Company's securities held by any other Purchaser or any Affiliate or blood relative of a Purchaser.

               (ix) FOURCAR B.V. represents that it is not an Affiliate of S.A. De NOYANGE, and S.A. De NOYANGE represents that it is not an Affiliate of FOURCAR B.V.

               (x) The Purchaser has full power and authority to execute, deliver and perform this Agreement and to own the Series H Preferred Stock. This Agreement has been duly authorized, executed and delivered by the Purchaser, and, upon due execution and delivery by the Company, this Agreement will be a valid and binding agreement of the Purchaser enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

          18.4 Consent to Amendments. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of a majority of the outstanding Series H Preferred; provided that if there is no Series H Preferred outstanding, the provisions of this Agreement may be amended and the Company may take any action herein prohibited with the written consent of the holders of a majority of the Underlying Common Stock. No other course of dealing between the Company and the holder of any Series H Preferred or Underlying Common Stock or any delay in exercising any rights hereunder or under the Certificate of Incorporation will operate as a waiver of any rights of any such holders. For purposes of this Agreement, shares of Series H Preferred or Underlying Common Stock held by the Company will not be deemed to be outstanding. If the Company pays any consideration to any holder of Series H Preferred or Underlying Common Stock for such holder's consent to any amendment, modification or waiver hereunder, the Company shall also pay each other holder granting its consent hereunder equivalent consideration computed on a pro rata basis.

          18.5 Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith will survive the execution and delivery of this Agreement, regardless of any investigation made by any Purchasers or on its behalf.

          18.6 Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, and whether or not any express assignment has been made, the provisions of this Agreement, except for the provisions of paragraphs 10 and 11 hereof, which are for any Purchaser's benefit as a purchaser or holder of Series H Preferred or Underlying Common Stock are also for the benefit of, and enforceable by, any subsequent holder of such Series H Preferred or such Underlying Common Stock. Whether or not any express assignment has been made, the provisions of this Agreement with respect to paragraphs 10 and 11 hereof which are for the benefit of purchasers or holders of Registrable Series H Securities are also for the benefit of, and enforceable by, a subsequent transferee (a "Permitted Transferee") of such securities if (i) the Company consents to an assignment of such benefits, (ii) the transferee is Carrefour or a Purchaser under this Agreement, or (iii) the transferee is acquiring other than in a Public Sale (whether in one transaction or a series of transactions) an aggregate of at least 1,500,000 shares of Registrable Series H Securities (as adjusted for stock dividends, stock splits or a recapitalization or other reorganization).

          18.7 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

          18.8 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

          18.9 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

          18.10 Governing Law. The corporate law of Delaware will govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity and interpretation of this Agreement and the exhibits and schedules hereto will be governed by the internal law, and not the law of conflicts, of California.

          18.11 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally or mailed by certified or registered mail, return receipt requested and postage prepaid, to the recipient. Such notices, demands and other communications will be sent to the Purchasers at the respective addresses indicated on the Schedule of Purchasers hereto and to the Company at the address indicated below:

                           PETsMART, Inc.
                           10000 N. 31st Avenue
                           Suite C-300
                           Phoenix, AZ  85051
                           Attn:  Chief Financial Officer

                           with a copy to:
                           --------------

                           Cooley Godward Castro Huddleson & Tatum
                           Five Palo Alto Square - 4th Floor
                           Palo Alto, CA  94306
                           Attn:  Alan C. Mendelson, Esq.

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

         IN WITNESS WHEREOF, the parties have executed this Series H Preferred Stock Purchase Agreement as of the date first written above.

PETsMART, INC                                  PURCHASERS:

By:  /s/ Samuel J. Parker                      Yves Sisteron
   ------------------------------------      -----------------------------------
    Samuel J.  Parker                        (Print Name of Purchaser)
    President


                                               /s/ Yves Sisteron
                                             -----------------------------------
                                             (Signature)



                                               Attorney for the Purchasers
                                             -----------------------------------
                                             (Title of Signatory, if applicable)










                               PURCHASE AGREEMENT

                             Schedule of Purchasers


      Purchaser                   Shares                         Amount
-------------------------     ----------------                  --------------
S.A.  De NOYANGE                 2,023,500                       $6,070,500
10 Impasse Robiquet
75006 Paris, France

FOURCAR B.V.                     1,428,500                        4,285,500
Subsidiary at 100%
of Carrefour Nederland,
Netherlands

Fondation Breugeien                666,000                        1,998,000
Vaduz
c/o Balser 25 Bd.
Helvetique, Geneva,
Switzerland

Fondation Appomatox                120,000                          360,000
6, rue d'Italie
Geneva, Switzerland

Francois Charleix                  476,000                        1,428,000
La Brillanne
Aix en Provence
Bouches du Rhone,
France

Marie-Pierre Fournier              143,000                          429,000
27, rue Edouard
Nortier
Neuilly sur Seine,
France

Jacques Fournier                   143,000                          429,000
1 Av. Des Tilleuls
75016 Paris, France


TOTAL
                                ----------                     ------------
                                 5,000,000                      $15,000,000






                               PURCHASE AGREEMENT

                                                                     EXHIBIT 7.2



                             JOINT FILING AGREEMENT



     This will confirm the agreement by and among all the undersigned that the Amendment No. 2 to the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of Common Stock, par value $.0001 per share, of PETsMART Inc., a Delaware corporation, is being, and any and all further amendments to the Schedule 13D may be, filed on behalf of each of the undersigned.

     This agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.



Dated as of June 20, 2002



                                           CARREFOUR SA



                                           By:    /s/ Gerard Freiszmuth
                                                --------------------------------
                                           Name:    Gerard Freiszmuth
                                           Title:   Authorized Signatory


                                           FOURCAR BV



                                           By:     /s/ Antonio Jodar
                                                --------------------------------
                                           Name:    Antonio Jodar
                                           Title:   Authorized Signatory


                                           FOURCAR BELGIUM SA



                                           By:   /s/ Antonio Jodar
                                                --------------------------------
                                           Name:    Antonio Jodar
                                           Title:   Authorized Signatory

                                                                     EXHIBIT 7.3

                            SPECIAL POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each of Carrefour SA, a societe anonyme organized under the laws of the Republic of France ("Carrefour"), Fourcar BV, a company organized under the laws of the Kingdom of the Netherlands ("Fourcar"), and Fourcar Belgium SA, a societe anonyme organized under the laws of Belgium ("Fourcar Belgium", and together with Carrefour and Fourcar, the "Grantors") does hereby constitute and appoint each of Gerard Freiszmuth, Antonio Jodar, John A. Healy and Roger D. Singer (each an "Attorney-in-Fact") as its true and lawful attorney-in-fact, with full power and authority on behalf and in the name of such Grantor to execute and deliver any filing on Schedule 13D, or any amendment to any filing on Schedule 13D, to be made with the U.S. Securities and Exchange Commission by any one or more of the Grantors.

     Each Grantor hereby ratifies and confirms all actions taken by any Attorney-in-Fact and undertakes to ratify and confirm any and all actions to be taken by it within the scope of authority conferred hereby.

     Each Grantor further agrees to indemnify and hold each Attorney-in-Fact harmless from and against any and all liabilities, damages, penalties, judgments, suits, expenses and all other costs of any kind or nature whatsoever imposed or incurred by or asserted against any Attorney-in-Fact in respect of his action or failure to act hereunder.

     IN WITNESS WHEREOF, each Grantor has caused this Special Power of Attorney to be executed by its duly authorized officer as of this 19th day of June, 2002.


                                                  CARREFOUR SA


                                           By:    /s/ Etienne van Dyck
                                                --------------------------------
                                           Name:    Etienne van Dyck
                                           Title:   Secretary General


                                           FOURCAR BV


                                           By:    /s/ Jean-Pierre Auderbourg
                                                --------------------------------
                                           Name:    Jean-Pierre Auderbourg
                                           Title:   Managing Director


                                           FOURCAR BELGIUM SA


                                           By:    /s/ Jean-Pierre Auderbourg
                                                --------------------------------
                                           Name:    Jean-Pierre Auderbourg
                                           Title:   Managing Director